1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
October 16, 2025	www.integraresources.com

INTEGRA PUBLISHES 5th ANNUAL SUSTAINABILITY REPORT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that it has published its 5th annual Sustainability Report (the "Report"), outlining Integra's strong performance over a transitional year as the Company moved into production with the acquisition of the Florida Canyon Mine ("Florida Canyon") in northern Nevada. The Report aligns with the International Financial Reporting Standards ("IFRS") Sustainability Accounting Standards Board ("SASB") Metals and Mining Standard and covers Integra's activities and performance from January 1, 2024 to December 31, 2024. As disclosed, certain metrics within the report include data from Florida Canyon exclusively for the two-month period of November and December 2024, outlining performance while under Integra ownership.

Environmental, Social, and Governance ("ESG") Highlights:

  Environmental:
    Maintained zero reportable spills across our development projects and at operating sites since Integra ownership
    Sustained water management performance across our operations, with no breaches in water discharge permits and strict adherence to environmental standards
    Expanded the Company's Memorandum of Understanding ("MOU") with Trout Unlimited to include additional conservation efforts in proximity to Integra's operations in northern Nevada
  Social:
    Contributed over US$90,000 to local communities through donations, sponsorships, and in-kind support, supporting over 22,500 people through community programs and strategic investments
    Connected with more than 12,000 individuals through meaningful outreach and stakeholder engagement efforts
    Exemplary Health & Safety performance at Florida Canyon Mine in 2024, underlined by 9 team members receiving safety awards from the Nevada Mining Association
    Achieved zero lost-time injuries across all assets, with a year-over-year improvement in the total incident frequency rate
  Governance:
    Successfully completed the acquisition of Florida Canyon, strengthening operational capacity and supporting strategic growth
    30% of corporate objectives are ESG-linked and 100% of these metrics were fulfilled

George Salamis, President, CEO and Director of Integra commented: "For years, Integra has used a development strategy hinged upon the idea that strong environmental, social, and governance principles would underpin how we design, permit, and build our future operations. Now, as the operators of Florida Canyon, the measure lies in our ability to apply those principles as we deploy capital to support consistent production at Florida Canyon, as well as drive the Company's broader growth strategy. Integra continues to lead with transparency, with respect for local communities and Tribal Nations, and with the recognition that exceptional environmental, social, and governance performance are fundamental drivers that create lasting value for all stakeholders."

The 2024 Sustainability Report is available on Integra's website using the following link:

https://integraresources.com/esg/esg-reporting/

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐ looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the Company's sustainability strategy, the economic and social benefits to be derived from the Company's operations and its community programs; and the future financial or operating performance of the Company and its projects. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.